# ABH Holdco, Inc



# ANNUAL REPORT

49 Immigration St. Suite 204

Charleston, SC 29403

(843) 822-2000

www.islandbrandsusa.com

This Annual Report is dated April 25, 2022.

## BUSINESS

Island Brands USA is a regional CPG beer company and lifestyle brand. The company's primary focus is on a top-down retail grocery chain-based strategy. The core tenants of the brand are to disrupt the multi-national corporate factory beer companies with our better for you positioned all clean family of super-premium beer. We utilize alternative media strategies to leverage the highest ROI on customer acquisition and have a robust retention strategy for brand loyalty and an increased rate of sale.

ABH Holdco, Inc. has two wholly-owned subsidiaries: First, American Beverages Holdings, LLC. On March 3, 2019, the LLC reorganized with the result of the transaction being that the existing members of the LLC exchanged their equity in the LLC for Common Shares in ABH Holdco, Inc. The LLC holds the current license issued by the South Carolina Department of Revenue Alcohol % Beverage Licensing Division for the production of its inventory. Second, American Supply Holdings LLC is the licensing subsidiary that licenses our Island Brands family of trademarks from American Beverage Holdings, LLC for the purpose of selling retail apparel and other merchandise.

Island Brands USA is a "d/b/a" name used for our products with our commercial partner for the production of Island product lines. The Company's IP is all owned by American Beverage Holdings LLC, a wholly owned subsidiary of ABH Holdco Inc.

**Previous Offerings**

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $1,995,518.84

Number of Securities Sold: 3,583,630

Use of proceeds: Working Capital

Date: July 29, 2019

Offering exemption relied upon: 506(b)

Name: Series B Preferred Stock

Type of security sold: Equity

Final amount sold: $796,223.63

Number of Securities Sold: 572,827

Use of proceeds: Working Capital

Date: November 20, 2019

Offering exemption relied upon: 506(b)

Name: Series CF Non-Voting Preferred Stock

Type of security sold: Equity

Final amount sold: $4,057,546.80

Number of Securities Sold: 928,411

Use of proceeds: Marketing & operations.

Date: October 30, 2021

Offering exemption relied upon: Regulation CF

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Circumstances which led to the performance of financial statements:

Fiscal Year ended with December 31, 2021 versus December 31, 2020.

Revenue

Increased revenues were due to expanded distribution network and additional offerings.

Cost of goods

Increased in line with increases in revenues.

Gross margins

Increased due to change in supplier.

Expenses

Increased as the company invested in additional personnel and marketing efforts.

Historical results and cash flows

The company is projected to continue to lose money, but expect it to be at a slower pace as the company grows its distribution network and brand portfolio.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $254,375.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

N/A

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Hansen

Scott Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: May 01, 2016 - Present

Responsibilities: Sales and Marketing. Salary $300,000. Equity 4,015,770 shares of Class A Voting Common Stock.

Position: Director

Dates of Service: March 01, 2019 - Present

Responsibilities: Board position

Name: Josh Rogers

Josh Rogers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer

Dates of Service: April 01, 2021 - Present

Responsibilities: Sales and Revenue Mgmt. Salary $150,000.

Other business experience in the past three years:

Employer: AB-InBev

Title: Commercial Director

Dates of Service: September 01, 2016 - April 01, 2021

Responsibilities: Commercial strategy.

Name: Robert Hickernell

Robert Hickernell's current primary role is with Open Minds Circle. Robert Hickernell currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April 01, 2021 - Present

Responsibilities: General business advisement.


Other business experience in the past three years:

Employer: Open Minds Circle

Title: EVP

Dates of Service: June 01, 2019 - Present

Responsibilities: Marketing

Other business experience in the past three years:

Employer: Live Oak Associates

Title: Consultant

Dates of Service: October 01, 2017 - March 01, 2021

Responsibilities: Marketing

Name: Michael J. Woods

Michael J. Woods's current primary role is with Blast Motion. Michael J. Woods currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April 01, 2021 - Present

Responsibilities: general business advisement


Other business experience in the past three years:

Employer: Blast Motion

Title: VP

Dates of Service: April 01, 2014 - Present

Responsibilities: Business development

Name: Michael Horn

Michael Horn 's current primary role is with Cubles. Michael Horn currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April 01, 2021 - Present

Responsibilities: General business advisement


Other business experience in the past three years:

Employer: Cubles

Title: Chief Sales Officer

Dates of Service: July 01, 2020 - Present

Responsibilities: Business strategy

Other business experience in the past three years:

Employer: PopCultivator

Title: Chief Business Development Officer

Dates of Service: February 01, 2020 - Present

Responsibilities: Head of business development for content creation company

Other business experience in the past three years:

Employer: National Security Capital Advisors, LLC.

Title: Partner - Research and Client Support Operations Management

Dates of Service: March 01, 2020 - Present

Responsibilities: Provides Mergers and Acquisitions advisory services, Growth Equity and Debt capital raise, Private Equity backed investments and acquisitions, management buy-outs, and strategic growth consulting related to companies desiring to expand their presence or prepare for sale predominantly within the National Security/Intelligence Community/CyberSecurity market segment.

Other business experience in the past three years:

Employer: Paladins.Agency

Title: Co-Founder

Dates of Service: November 01, 2020 - Present

Responsibilities: Founder

Other business experience in the past three years:

Employer: Mountain Troll LLC

Title: Co-Founder

Dates of Service: October 01, 2019 - Present

Responsibilities: Founder

Other business experience in the past three years:

Employer: Power Up Factory

Title: CEO

Dates of Service: February 01, 2012 - December 01, 2018

Responsibilities: Developer of licensed collectible merchandise.

Name: Brandon Perry

Brandon Perry's current primary role is with Cooper Perry Fund. Brandon Perry currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: March 01, 2019 - Present

Responsibilities: Director on the board of the company. Mr. Perry currently owns 4,015,770 shares of Class A Voting Common Stock.

Other business experience in the past three years:

Employer: Island Brands / ABH Holdco, Inc.

Title: Co-CEO, Chief Marketing Officer

Dates of Service: May 01, 2017 - January 24, 2022

Responsibilities: Operations and marketing leadership for the company.

Other business experience in the past three years:

Employer: Cooper Perry Fund

Title: Executive Director

Dates of Service: September 01, 2004 - Present

Responsibilities: The Cooper Perry Fund has been created to accomplish three main goals: 1. Create awareness of brain trauma, specifically Meningitis, and Encephalitis. 2. Raise funds for medical research, brain protection and preservation, and for brain trauma victims. 3. Continue the ongoing legacy of Cooper Perry's spirit. The Cooper Perry Fund supports various local and national charities.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Padgett Thomas, LLC (managed by Scott Hansen, 99% owned by Scott Hansen)

Amount and nature of Beneficial ownership: 4,015,770

Percent of class: 28.6

Title of class: Class A Voting Common Stock

Stockholder Name: Brandon Perry

Amount and nature of Beneficial ownership: 4,015,770

Percent of class: 28.6

## RELATED PARTY TRANSACTIONS

Name of Entity: Padget Thomas, LLC

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Padget Thomas, LLC, a common stockholder, made a $25,000 loan to the Company for operations that was outstanding as of December 31, 2018.

Material Terms: The Company repaid this loan during 2019.

## OUR SECURITIES

The company has authorized Series A Preferred Stock, Series B Preferred Stock, Series CF Non-Voting Preferred Stock, Series CF-2 Non-Voting Preferred Stock , Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 126,422 of Series CF-2 Non-Voting Preferred Stock .

Series A Preferred Stock

The amount of security authorized is 3,600,000 with a total of 3,116,740 outstanding.

Voting Rights

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock and Series B Preferred Stock are subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Other Material Rights

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted according to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

Series B Preferred Stock

The amount of security authorized is 1,200,000 with a total of 572,827 outstanding.

Voting Rights

Each holder of Series B Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series B Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Holders of Series B Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, upon which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

Series CF Non-Voting Preferred Stock

The amount of security authorized is 1,300,000 with a total of 946,463 outstanding.

Voting Rights

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights

Series CF Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

Series CF-2 Non-Voting Preferred Stock

The amount of security authorized is 200,000 with a total of 38,928 outstanding.

Voting Rights

There are no voting rights associated with Series CF-2 Non-Voting Preferred Stock .

Material Rights

Please refer to Exhibit F of this offering memorandum for the Company's most recent Amended Articles of Incorporation.

Series CF-2 Non Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

Class A Voting Common Stock

The amount of security authorized is 16,500,000 with a total of 9,035,490 outstanding.

Voting Rights

Common Stock has the right to vote one vote per share on all matters upon which holders of Class A Voting Common Stock are entitled to vote. Additionally, certain founding holders of Common Stock are governed by a Shareholder Agreement. Approximately 1,100,000 shares of Common Stock have been reserved for future issuance pursuant to (and are governed by) the

Company's 2020 Equity Incentive Plan (the "Plan"). There are no shares outstanding from the Plan as of the date of this offering.

Material Rights

Class A Voting Common Stock held by the founders of the Company are subject to transfer restrictions in the Company's Shareholder Agreement, which contain standard minority protection provisions such as a Right of Co-Sale, Participation Rights for Major Holders (at least 3% equity in the Company), and Drag-Along/Tag-Along Rights.

Stock Options - Amount Outstanding

The Company has a total of 1,100,000 shares of Common Stock available for issuance pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued. As of the launch of the Regulation CF offering, there have been no issuances under the Company's 2020 Equity Incentive Plan. The Amount Outstanding listed above does not take into account these stock options.

Class B Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-voting Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series CF-2 Non-voting Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF-2 Non-Voting Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of either class of Common Stock. In addition, if we need to raise more equity capital from the sale of Capital Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our 2022 innovations. Delays or cost overruns in the development of our 2022 innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series CF-2 Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**Our new product could fail to achieve the sales projections we expected**

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We face significant market competition**

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are an early stage company and have limited revenue and operating history**

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that it is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**We have existing patents that we might not be able to protect properly**

One of the Company's most valuable assets is its intellectual property. The Company owns 18 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the

Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

## The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

## The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

## Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

## We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are Dependent Upon Contract Brewers to Produce our Commercial Products

We are dependent upon our contract brewing agreements with third party providers and the licensed use of their respective technology to provide us with a strategic market advantage in production, canning and distribution of our brands. If the contract brewing agreements with either company were terminated for any reason, then we may not be able to achieve our projected results and require significant additional capital in order to acquire similar advanced intellectual property and operations know-how in the beer industry.

There is no public market for our securities and there will be restrictions on the transferability of your interest.

There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value.

The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions.

The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

There is no guarantee of a return on your investment.

There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may lose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business.

Your ownership of the Shares will be subject to dilution.

Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We have a limited operating history.

Our Company was formed on March 1, 2019. To date, our Company's primary focus has been on (i) developing our production and distribution network, (ii) building our brand awareness through aggressive marketing, and (iii) diversifying our risk through developing new flavor brands and multiple production facilities. Accordingly, the value of the business should be based upon an evaluation of the markets the Company has entered, new opportunities, and the intellectual property that the Company continues to develop.

The market for our products is intensely competitive.

We are competing with many new entrants into the craft beer market. Many of our competitors have established market acceptance and have far greater financial, marketing, technological and other resources, experience, proven operating histories, and larger teams than we do. We expect to face strong competition from both well-established companies and small/independent producers. Significant competitive factors in our market include the size of the market, recent limited sales figures, and the high cost of marketing new products. If we are unable to compete successfully with established companies in our market, our business and results of operations could be adversely affected.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

The distribution and sale of beer has historically been subject to a continuously changing tax regime.

Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

Our pro forma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks.

Our pro forma financial statements have not been audited or reviewed by an independent certified public accountant. Accordingly, such statements are not prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further inquiry of management to determine our historical financial position and performance and to better understand our prospects.

We are dependent upon certain key personnel.

We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of Scott Hansen within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

We will need to build and retain our personnel infrastructure at all levels.

We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

Pandemic Risk.

The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations.

Regulatory requirements are cumbersome and expensive.

Each state in the United States has stringent government regulations controlling the craft beer market in those respective states. We may be required to obtain permits, licenses, or obtain approval from—and to pay fees, taxes, or duties to—a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently.

The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.

Costs associated with information security—such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company in the Future May Be Subject to Legal Proceedings and Litigation.

The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. In the beer industry, there is an ever-broadening array of legal and regulatory challenges that companies face. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

**ABH Holdco, Inc**

By   /s/ *Scott Hansen*

       Name: ABH Hold Co. Inc

Title:   CEO, Principal Financial Officer

Exhibit A

**FINANCIAL STATEMENTS**

# ABH HOLDCO, INC.

Consolidated financial statements for the calendar

years ended December 31, 2021 and 2020



**INDEPENDENT AUDITOR'S REPORT**

April 12, 2022

To:      Board of Directors, ABH HOLDCO INC.

Re:      2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of ABH HOLDCO INC. (a corporation organized in Delaware), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, shareholders' equity, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, member equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As a result, there is substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 12, 2022

**ABH HOLDCO, INC.**
**BALANCE SHEET**
**As of December 31, 2021 and 2020**
**See Auditor’s Report and Notes to the Financial Statements**

| **ASSETS** | | **2021** | | **2020** |
|---|---|---|---|---|
| Current Assets | | | | |
| Cash and cash equivalents | $ | 254,375 | $ | 474,686 |
| Accounts receivable | | 0 | | 37,721 |
| Inventory | | 280,625 | | 0 |
| Other current assets | | 116,541 | | 21,612 |
| Total current assets | | 651,541 | | 534,019 |
| | | | | |
| Fixed assets, net of accumulation depreciation | | 79,915 | | 38,552 |
| Other assets | | 63,474 | | 44,355 |
| | | | | |
| Total Assets | $ | 794,930 | $ | 616,926 |
| | | | | |
| **LIABILITIES AND OWNERS' EQUITY** | | | | |
| Current Liabilities | | | | |
| Accounts payable | $ | 582,685 | $ | 91,907 |
| Credit cards payable | | 63,927 | | 34,392 |
| Accrued liabilities | | 295,801 | | 46,453 |
| Total Current Liabilities | | 942,413 | | 172,752 |
| | | | | |
| PPP loan payable | | 0 | | 137,534 |
| | | | | |
| Total Liabilities | | 942,413 | | 310,286 |
| | | | | |
| OWNERS' EQUITY | | | | |
| | | | | |
| Common stock (16,500,000 shares of stock authorized, 9,035,490 shares issued and outstanding as of December 31, 2021) | | 16,850 | | 16,850 |
| Preferred stock (6,100,000 shares of stock authorized, 4,636,030 shares issued and outstanding as of December 31, 2021) | | 5,839,346 | | 2,773,555 |
| Treasury stock, preferred (466,890 shares) | | (100,000) | | 0 |
| Retained deficit | | (5,903,679) | | (2,483,766) |
| Total Owners' Equity | | (147,483) | | 306,639 |
| | | | | |
| Total Liabilities and Owners' Equity | $ | 794,930 | $ | 616,926 |

**ABH HOLDCO, INC.**
**STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2021 and 2020**
**See Auditor's Report and Notes to the Financial Statements**

|  | 2021 | 2020 |
|---|---|---|
| Revenues, net | $ 2,669,871 | $ 1,597,574 |
| Less: Cost of goods sold | 2,045,098 | 1,469,972 |
| Gross profit | 624,774 | 127,602 |
|  |  |  |
| Operating expenses |  |  |
| Wages & Benefits | 2,253,881 | 1,090,414 |
| Marketing | 1,012,329 | 296,875 |
| Professional services | 138,564 | 124,173 |
| Travel & Meals | 195,603 | 93,868 |
| Technology | 109,383 | 0 |
| Other SG&A | 451,405 | 157,856 |
| Total operating expenses | 4,161,165 | 1,763,186 |
|  |  |  |
| Net Operating Income (Loss) | (3,536,391) | (1,635,584) |
|  |  |  |
| Interest income (expense), net | (537) | (542) |
| Other income (loss) | 134,249 | 565,669 |
| Depreciation (expense) | (17,234) | (3,398) |
|  |  |  |
| Net Income (Loss) | $ (3,419,913) | $ (1,073,855) |

# ABH HOLDCO, INC.
## STATEMENT OF SHAREHOLDERS' EQUITY
### For Years Ending December 31, 2021 and 2020
See Auditor's Report and Notes to the Financial Statements

|  | Common stock | Preferred stock | Treasury stock | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|
| Balance as of January 1, 2020 | $ 16,850 | $ 1,871,623 | $ 0 | $ (1,409,911) | $ 478,562 |
| Issuance of preferred stock |  | 901,932 |  |  | 901,932 |
| Net loss |  |  |  | (1,073,855) | (1,073,855) |
| Balance as of December 31, 2020 | 16,850 | $ 2,773,555 | $ 0 | $ (2,483,766) | $ 306,639 |
| Issuance of equity, net of offering costs |  | 2,965,791 |  |  | 2,965,791 |
| Net loss |  |  |  | (3,419,913) | (3,419,913) |
| Balance as of December 31, 2021 | $ 16,850 | $ 5,739,346 | $ (100,000) | $ (5,903,679) | $ (147,483) |

**ABH HOLDCO, INC.**
**STATEMENT OF CASH FLOWS**
**For Years Ending December 31, 2021 and 2020**
**See Auditor's Report and Notes to the Financial Statements**

|  | 2021 | 2020 |
|---|---|---|
| **Operating Activities** | | |
| Net Income (Loss) | $ (3,419,913) | $ (1,073,855) |
| Adjustments to reconcile net income (loss) | | |
| to net cash provided by operations: | | |
| Add: Depreciation and amortization | 17,234 | 3,398 |
| Changes in operating asset and liabilities: | | |
| (Increase) Decrease in accounts receivable | 37,721 | 207,230 |
| (Increase) Decrease in inventory | (280,625) | 0 |
| (Increase) Decrease in other current assets | (89,859) | 3,377 |
| Increase (Decrease) in accounts payable | 490,778 | (50,110) |
| Increase (Decrease) in credit card payable | 29,535 | 24,536 |
| Increase (Decrease) in accrued liabilities | 249,348 | (7,231) |
| | | |
| Net cash used in operating activities | (2,965,781) | (892,656) |
| | | |
| **Investing Activities** | | |
| (Acquisition) disposition of fixed and intangible assets | (82,785) | (12,272) |
| | | |
| Net cash used in investing activities | (82,785) | (12,272) |
| | | |
| **Financing Activities** | | |
| Proceeds from / (repayment of) loan payable | (137,534) | 124,500 |
| Proceeds from issuance of preferred stock | 2,965,791 | 1,094,887 |
| | | |
| Net change in cash from financing activities | 2,828,256 | 1,219,387 |
| | | |
| Net change in cash and cash equivalents | (220,310) | 314,518 |
| | | |
| Cash and cash equivalents at beginning of period | 474,686 | 160,168 |
| Cash and cash equivalents at end of period | $ 254,375 | $ 474,686 |

**ABH HOLDCO, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**See Independent Auditor's Report**
**As of and for the calendar years ending December 31, 2021 and 2020**

## NOTE 1 – NATURE OF OPERATIONS

ABH HOLDCO, INC. (which may be referred to as the "Company", "we," "us," or "our") was formed March 2019 in South Carolina. As part of a corporate reorganization, the Company acquired all of the membership interest in American Beverage Holdings, LLC ("ABH LLC") from ABH LLC's shareholders in exchange for all of the common stock of the Company. ABH LLC was formed in May 2016 in South Carolina. ABH LLC, now a wholly owned subsidiary of the Company, remains the operating entity of the Company. The Company designs, distributes and sells carbonated energy beverages.

Since Inception, the Company has relied on securing loans, issuances of preferred stock and product sales to fund its operations. As of December 31, 2021, the Company had negative retained earnings and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

The Company is presenting the consolidated results of ABH LLC and the Company.

*Minor Corrections*
In the course of preparing the financial statements for the year ended 2021, the Company corrected some minor errors and changed the presentation of several items pertaining to the previously issued financial position and operations of the Company for the calendar year ended December 31, 2020. The net effect of these changes was to reduce the net shareholders' equity of the company by $2,036.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

*Risks and Uncertainties*

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Cash and Cash Equivalents*

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $254,375 and $474,686 of cash on hand, respectively.

*Fixed Assets*

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company had net fixed assets of $79,915 and $38,552, respectively.

*Fair Value Measurements*

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

*Revenue Recognition*

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

*Accounts Receivable*

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020, the Company had $0 and $37,721 of net accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

*Advertising*
The Company expenses advertising costs as they are incurred.

*Recent Accounting Pronouncements*
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.


## NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began was formed in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.


## NOTE 4 – DEBT

In 2020, the Company received a loan backed by the SBA and as authorized by the CARES Act of 2020 in response to the COVID-19 pandemic. The loan was given under the Paycheck Protection Program ("PPP") whereby some or all of the portion of the loan can be forgiven if certain terms of the loan are met. The Company was notified that all of the balance and the accrued interest has been forgiven as of January 2021.


## NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020 and has or will file the 2021 tax returns. The income tax returns will remain subject to examination by the Internal

Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

## NOTE 7 – EQUITY

The Company has four classes of stock. The Company has authorized 19,500,000 shares of Common Stock, comprised of (i) 16,500,000 shares of Class A Voting Common Stock, of which 9,035,490 shares have been issued, and (ii) 3,000,000 shares of Class B Non-Voting Common Stock, of which 0 shares have been issued. Two shareholders each control 4,015,770 shares of the Class A Voting Common Stock representing 27.2 percent of the total interests in the Company, each.

The Company has also authorized 6,500,000 shares of Preferred Stock. The Company's Preferred Stock is subdivided into three designations as follows as of April 12, 2022:

|  | Shares authorized | Shares issued |
|---|---|---|
| Series A, less 100,000 shares of Treasury Stock | 3,600,000 | 3,116,740 |
| Series B | 1,200,000 | 572,827 |
| Series C | 1,500,000 | 0 |
| Series CF Non-Voting | 1,000,000 | 946,463 |
| Series CF-2 Non-Voting | 200,000 | 34,745 |
| **Total** | **6,500,000** | **4,636,030** |

## NOTE 8 – RELATED PARTY TRANSACTIONS

The Company engaged in transactions with Motu Holdings LLC ("Motu") and its subsidiaries, which is owned by two shareholders of ABH Holdco Inc. The transactions included purchases of merchandise from Motu in the amount of $219,978 for the crowd funding campaign. In addition, the Company paid for various expenses on behalf of Motu resulting in net amounts due of $100,733 from Motu as of December 31, 2021.

## NOTE 9 – SUBSEQUENT EVENTS

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") securities under the revised Regulation CF regulations. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

So far during 2022, the Company has issued an additional 34,745 securities in the Regulation CF offering for approximately $168,000 in funds net of approximately $90,000 in offering costs.

*Additional Convertible Note Issuance*
The Company is offering a convertible note round only to accredited investors for an aggregate total amount of $4,000,000 pursuant to a Rule 506(b) exemption as promulgated by Regulation D of the Securities Act of 1933. The convertible notes carry an interest rate of 8% accruing annually using a simple interest calculation. The notes are convertible into Series C Preferred Stock upon maturity (24 months from issuance) or upon a corporate transaction conversion. A corporate transaction conversion would occur as a result of (i) a sale of substantially all of the assets of the company, (ii) a merger or consolidation of the company, or (iii) sale of more than 50% of the company's equity in any one transaction or series of related transactions. The Series C Voting Preferred Stock is merely designated as a class as of now in the company's most recent amendment to its charter. As of April 11, 2022, the company has sold an aggregate amount of approximately $500,000 of principal of convertible notes.

*Management's Evaluation*
Management has evaluated subsequent events through April 12, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

## CERTIFICATION

I, Scott Hansen, Principal Executive Officer of ABH Holdco, Inc, hereby certify that the financial statements of ABH Holdco, Inc included in this Report are true and complete in all material respects.

*Scott Hansen*

CEO, Principal Financial Officer